November 30, 2005
VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS
Ms. Michele Gohlke
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMART Modular Technologies (WWH), Inc. Registration Statement on Form S-1 filed October 19, 2005 SEC File No. 333-129134
Dear Ms. Gohlke:
     Reference is made to the comments received from the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) by letter dated November 17, 2005 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of SMART Modular Technologies (WWH), Inc. (the “Company”).
     On behalf of the Company, I am writing to respond to the Comment Letter and to indicate the changes that have been made in Amendment No. 1 to the Registration Statement (the “Amendment”) that is being filed by the Company with the SEC today. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. Unless defined herein, capitalized terms have the meanings ascribed to them in the Registration Statement.
General
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.
     The Company hereby confirms that any preliminary prospectus it circulates will include all non-Rule 430A information, including a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.
2.	Please provide us with copies of any graphics you intend to use in your prospectus or confirm that you do not intend to use any graphics.
     The Company intends to include graphics in the prospectus and will provide the Staff with copies of the graphics for your review prior to requesting acceleration of effectiveness of the Registration Statement.

Our Principal Investors, page 2
3.	Indicate the beneficial ownership of your principal investors upon completion of your offering. Describe any material terms of the shareholder’s agreement with your principal investors that will remain in effect after your offering.
     The Company draws the Staff’s attention to the sections of the Registration Statement captioned, “Summary—The Offering—Use of proceeds,” “Risk Factors—Risks Related to this Offering and Our Ordinary Shares—We are controlled by our principal investors and, as long as they own a significant percentage of our ordinary shares, our other shareholders will be unable to affect the outcome of shareholder voting,” “—We are controlled by our principal shareholders and, as long as they own a significant percentage of our ordinary shares, our other shareholders will be unable to affect the outcome of shareholder voting,” “—Modular, L.L.C. and the persons whom it nominates to our board of directors may have interests that conflict with our interests and the interests of our other shareholders,” “—Future sales of shares could depress our share price,” “Use of Proceeds” and “Certain Relationships and Related Party Transactions.” The Company has amended its disclosure in these sections as appropriate to more fully describe the terms of the shareholder’s agreement and the amendments to the advisory agreements between the Company and affiliates of each of the Company’s principal investors as requested by this Comment No. 3 and Comment Nos. 35 through 42. In addition, in the Company has cross referred to such sections in the section identified by the Staff above. The Company respectfully submits that such disclosure adequately describes the relationships between the Company, Modular, L.L.C. and the Company’s principal investors and that additional disclosure would be unnecessarily duplicative.
4.	Indicate the advisory agreements that will remain in effect with your principal investors after the offering and the annual advisory fees payable under those agreements mentioned on page 70.

The Company refers the Staff to its response to Comment No. 3.
Company Information, page 2
5.	Briefly discuss the reasons why you incorporated in the Cayman Islands. Indicate that as a result of being incorporated in the Cayman Islands you will be ineligible for inclusion in U.S. equity indexes.

The Company has revised its disclosure as requested.
The Offering — Use of proceeds, page 3
6.	Please clarify that the $9.0 million to be paid as advisory agreement termination fees will be paid to affiliates of each of Texas Pacific Group, Francisco Partners and Shah Capital Partners.

The Company has revised its disclosure as requested.

Risk Factors, page 6
7.	Please revise the second sentence of your second italicized introductory paragraph to this section to clarify that you have included all of the material risk factors in this section and revise your disclosure, if necessary, to include a discussion of all the material risks that you face.
        The Company has revised its disclosure as requested. In addition, the Company advises the Staff that the risks included in the section of the Registration Statement captioned “Risk Factors” contain those factors that it currently believes to be material. However, the Company respectfully submits that additional risks of which it is not presently aware or that it currently believes are immaterial, may also materially and adversely affect its business and the value of a shareholder’s investment in the Company’s ordinary shares.
8.	Please clarify the reference on page 16 to the WARN Act.

The Company has revised its disclosure as requested.
Use of Proceeds, page 24
9.	Since a portion of the proceeds from your offering will be used to discharge indebtedness represented by your senior secured floating rate notes and such indebtedness was incurred within one year, please describe your use of the proceeds of the notes offering. We note in this regard that a portion of the proceeds of the notes offering was used to redeem all of your outstanding shares of Series A Redeemable Preferred Shares that were then held by Modular, L.L.C. which is principally owned by Texas Pacific Group, Francisco Partners and Shah Capital Partners. Refer to Instruction 4 of Item 504 of Regulation S-K.

The Company has revised its disclosure as requested.
Capitalization Table, page 25
10.	You state in the use of proceeds section on page 24 that proceeds from the offering will be used for repayment of outstanding debt. Your capitalization table should give effect to the application of the offering proceeds for the repayment of outstanding debt. In this regard, revise to state that the as adjusted column gives effect to the repayment of outstanding debt with the offering proceeds.

The Company has revised its disclosure as requested.
Dilution, page 26
11.	Please expand your disclosure after the first table to also include the dilution to be experienced by your new investors if the underwriters exercise their over-allotment option in full, such as the increase in pro forma net tangible book value per share attributable to your offering and the dilution in pro forma net tangible book value per share to new investors.

The Company has revised its disclosure as requested.
Selected Financial Data, page 27
12.	Please revise to briefly highlight and describe to the reader in a narrative discussion preceding the table or in notes to the table those material items, such as impairment charges and restructuring charges that affect the comparability of the information reflected in selected financial data. Refer to Item 301 of Regulation S-K.
        The Company respectfully submits that the items that had a material effect on the comparability of information reflected in the selected financial data are (1) restructuring and impairment charges and (2) changes to a services agreement which resulted in net revenue reporting for that agreement. The Company has revised the disclosure as requested to add a brief discussion of the effect restructuring and impairment charges on the comparability of information reflected in the selected financial data. The Company refers the Staff to its existing disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations” and “—Critical Accounting Policies—Revenue Recognition” as well as Notes 1(f) and 12 to the Company’s audited financial statements, which are cross-referenced in the narrative preceding the table containing the selected financial data and respectfully submits that it adequately describe the factors that materially affect the comparability of the selected financial data.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Overview, page 29
13.	To the extent known, please discuss the end markets that you serve. For example, it should be clear to your investors which products of your major customers utilize your subsystems and how the end-user demand for those products will affect your financial condition and operations.

The Company has revised its disclosure as requested.
Impact of Change to a Services Agreement on Net Revenue Reporting, page 31
14.	You state in April 2004 that you made significant changes to the terms of your existing services contract with your largest customer that resulted in you reporting the revenue generated with this customer on a net basis. Revise this section to discuss in detail the significant changes in the terms of the service contract that were made in April 2004 that lead you to account for it on a net basis on a go forward basis. Also, tell us how the significant terms of your contract with your largest customer prior to April 2004 was different from other customers that allowed you to record the revenue on a gross basis. Consideration should be given to expanding the discussion of reporting revenue on a net basis within your critical accounting policies section.
        The Company has revised its disclosure as requested. Supplementally, the Company advises the Staff that, among other things, the Company provides kitting services to this customer whereby it buys several parts, puts them in a box and ships the box to customer-specified locations. Effective April 2004, the contract was amended so that the Company no longer has inventory risk on the parts it purchases if the customer cancels or reschedules orders. In addition, the warranty provision was also amended so that the customer must look to the original vendor of the part for any warranty claim. Prior to these amendments, the elements which supported a gross presentation outweighed the elements supporting a net presentation. Based on the amendments described above, the Company determined that a “net” presentation was more appropriate as required by Emerging Issues Task Force No. 99-19.
Basis of Presentation, page 31
15.	We note that you have presented combined results of operations for the year ended August 31, 2004 that consist of the successor’s results of operations from April 17, 2004 to August 31, 2004 and the predecessor’s results of operations for the period September 1, 2003 to April 16, 2004. We also note you compare such combined results of operations for the year ended August 31, 2004 to the predecessor’s historical results of operations for the year ended August 31, 2003. Revise to remove your MD&A discussion that compares the operating results of the successor with that of the predecessor operations and include a separate discussion of your historical operating results for the predecessor for the year ended August 31, 2003, for the period September 31, 2003 to April 16, 2004 and for the successor for the period April 17, 2004 to August 31, 2004 and for the year ended August 31, 2005.
        The Company respectfully submits that revising the discussion of its results of operations as suggested above would not be helpful to an investor. As the Staff explained in its Release No. 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, the requirements of Regulation S-K related to Management’s Discussion and Analysis of Operations are intended to satisfy three principal objectives: (1) to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management, (2) to enhance the overall financial disclosure and provide the context within which financial information should be analyzed and (3) to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.
        The current presentation reflects management’s approach to assessing trends in its financial statements. Similarly, the current presentation allows readers to more easily assess such trends. If the discussion of the Company’s results of operations is revised as suggested above, the Company respectfully submits that its disclosure would be harder to follow and understand. In fiscal 2003, Solectron allocated minimal corporate overhead expenses to SMART Modular (approximately $2.8 million). Such services primarily related to global materials procurement, information technology shared services, corporate new product initiatives and strategic marketing. These costs were allocated by Solectron on a “pro-rata” basis, based on SMART Modular’s results of operations as a percentage of overall Solectron. The Company believes that the method used to allocate such costs was reasonable and that the costs that SMART Modular would have incurred as a stand-alone entity would not have been materially different, in the aggregate, than the operating costs presented in the Company’s financial statements. In addition, the Successor Business accounting policies are substantially the same as the Predecessor Business accounting policies. Thus, the Company respectfully submits that its current disclosure is better designed to provide information about the potential variability of the Company’s results of operations, so that an investor can ascertain the likelihood that past performance is indicative of future performance. The Company also notes that other registrants have presented information in this manner, for example, NPTest Holding Corporation and UltraClean Holdings, Inc.
        In light of the foregoing, the Company respectfully submits that its current presentation is more helpful to investors and is better designed to promote an understanding of its results of operations.
16.	We note that SMART Modular was a wholly-owned subsidiary of Solectron Corporation prior to your acquisition of the business. Please confirm to us that the separate financial statements of SMART Modular Technologies (WWH), Inc. reflects all of the expenses that the Parent incurred on your behalf. Examples of such expenses include officer and employee salaries, rent or depreciation, advertising, accounting and legal and other selling, general and administrative expenses. If these expenses are common costs, tell us and revise here and in footnote 1(b) of your filing to identify such costs and provide an explanation of the allocation method and management’s assertion that the method used is reasonable. Refer to SAB Topic 1-B.
        Prior to the Acquisition, SMART Modular was an autonomous company within Solectron Corporation, maintained a full corporate infrastructure and incurred its own expenses of the types described in SAB Topic 1-B. Further, the Company refers the Staff to its response to Comment No. 15. Again, in fiscal 2003, Solectron allocated only minimal corporate overhead expenses to SMART Modular (approximately $2.8 million). Such services primarily related to global materials procurement, information technology shared services, corporate new product initiatives and strategic marketing. These costs were allocated by Solectron on a “pro-rata” basis, based on SMART Modular’s results of operations as a percentage of overall Solectron. The Company believes that the method used to allocate such costs was reasonable and that the costs that SMART Modular would have incurred as a stand-alone entity would not have been materially different, in the aggregate, than the operating costs presented in the Company’s financial statements.
Critical Accounting Policies, page 32
17.	Revise to include a clear distinction between the critical accounting policies of the predecessor and successor entities, where necessary.
        The Company has revised its disclosure as requested by adding an introductory statement that, except as indicated, the critical accounting policies of the Successor Business are the same in all material respects as those of the Predecessor Business, and has added additional subheadings to draw a clear distinction where necessary.

Results of Operations, page 36
18.	Where changes in financial statement amounts are attributable to several factors, each factor should be separately quantified and discussed to the extent practicable. As an example, we note your disclosure regarding the primary reason for your decline in net sales for your 2005 fiscal year as compared to your 2004 fiscal year and that the remaining decline of approximately $87 million was predominantly due to the discontinuation of your communication products and the overall decline in sales volume of your products used in desktop PC applications. Please revise your results of operations and your discussion of liquidity and capital resources accordingly.

The Company has revised its disclosure as requested.
19.	Your MD&A discussion should include a comparison of the income statement line item cost of sales as a dollar change and as a change in terms of percent of sales.
        The Company respectfully submits that the requested disclosure could be potentially misleading to an investor in the context of the discussion of its results of operations. As disclosed in the section of the Registration Statement captioned, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Impact of Changes to a Services Agreement on Net Revenue Reporting,” in April 2004, the Company began reporting revenue for a service program with its largest customer on a net revenue basis as a result of changes made to the terms of its existing services contract with this customer. Prior to this change, most of the Company’s other services contracts were already accounted for on a net revenue basis. As a result of this change, $386.1 million of gross billings and related cost of sales of $364.0 million have been classified as $22.1 million of net service revenue for the year ended August 31, 2005 for this customer. Gross billings amounting to $138.6 million and related cost of sales of $130.5 million for this customer have been classified as $8.1 million of net service revenue for the period from April 17 to August 31, 2004.
        Typically, readers of a company’s results of operations rely on cost of sales as a bridge to help them evaluate trends in such company’s gross profit relative to its net sales. However, while reporting services revenue on a net basis had an impact on net sales and costs of sales, it has had no impact on the Company’s gross profit, operating expenses, net income (loss) or cash flow. The Staff highlighted this impact on the comparability of the Company’s financial results in its Comment No. 12.
        Further, the Company respectfully submits additional disclosure comparing the dollar change of cost of sales and the change in cost of sales as a percentage of sales is unnecessarily duplicative. For example, in fiscal 2005, cost of sales was $506.0 million, or a 37% decrease from $805.8 million for 2004. Cost of sales as a percent of net sales decreased to 83% in 2005 from 90% in 2004. The decrease in cost of sales dollars and cost of sales as a percentage of net sales was primarily due to changes described in the Company’s current discussion of the changes in net sales. In light of the foregoing, the Company respectfully submits that its existing disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Impact of Changes to a Services Agreement on Net Revenue Reporting,” “—Critical Accounting Policies—Revenue

Recognition” as well as its revised disclosure to Note 1(f) to the Company’s audited financial statements is adequate to describe the changes in cost of sales.
Liquidity and Capital Resources, page 40
20.	Please discuss the material terms of the credit facility, such as financial ratios and other financial condition tests.
        The Company has revised its disclosure as requested to describe the fixed coverage ratio that the Company is required to maintain upon the occurrence of certain triggering events. The Company also draws the Staff’s attention to the section of the Registration Statement captioned, “Description of Certain Indebtedness—Credit Facility,” which is cross-referenced in the section of Management’s Discussion and Analysis identified in this Comment No. 20. The Company respectfully submits that its disclosure, as amended, provides an adequate discussion of the material terms of the credit facility and additional disclosure would be unnecessarily duplicative.
Recent Accounting Pronouncements, page 43
21.	Please revise to disclose the impact of implementation of SFAS 151 on your financial condition and results of operations.

The Company has revised its disclosure as requested.
22.	It would appear that SFAS 123R would be effective for you beginning with your annual period beginning on September 1, 2006. Please revise or advise us.
        The Company advises the Staff that footnote 9 to Amendment to Rule 4-01(a) of Regulation S-X Regarding the Compliance Date for Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” states that “Annual or interim financial statements for any reporting period beginning on or after the beginning of the registrant’s first fiscal year after June 15, 2005 that are contained in a registration statement under the Securities Act of 1933 must be prepared in accordance with Statement No. 123R. A non-public entity that meets the definition of a “public entity” in Statement 123R after June 15, 2005 should apply the provisions of Statement No. 123R applicable to its new status together with the Commission’s amendment.” Accordingly, the Company has adopted the provisions of SFAS 123R effective September 1, 2005.
  The Company has revised its disclosure accordingly.
Business, page 44
Memory Module Market, page 45
23.	Please provide us with versions of the IDC and iSuppli data or analysis that you cite, clearly marked to support the references made in your prospectus. In addition, please tell us whether IDC and iSuppli consented to your use of their data and whether any reports were prepared specifically for your use.

        We have provided copies of the industry reports cited in the Registration Statement as Exhibit A hereto. We have identified the relevant sections of the reports that support the data included in the Registration Statement and have provided the page numbers where such data has been used (see enclosed Exhibit Index.)
        The Company advises the Staff that IDC, iSuppli and Gartner have consented to the Company’s use of their names and data in the Registration Statement. Further, the Company advises the Staff that none of the cited reports were commissioned by the Company or any of its affiliates or prepared specifically for the Company’s use.
24.	Please indicate the compound annual growth rate for the overall DRAM market and for the flash memory products in terms of revenue.

The Company has revised its disclosure as requested.
Memory Modules, page 46
25.	We note that you have provided the compound annual growth rate in the number of units for the worldwide DRAM memory module market and for growth in OEM demand for DRAM memory modules. Since you have disclosed that you may face declining average sales prices on your DRAM modules, please either provide the compound annual growth rate in the revenues for these markets or disclose the revenue trends from increased unit shipments in light of declining average sales prices.
        The Company respectfully submits that disclosure of revenue growth in the worldwide DRAM memory module market and OEM demand for DRAM memory modules would not be helpful to an investor. Given the manner in which the Company prices its products, the Company believes that unit growth in these markets is the most meaningful measure for its business. DRAM accounts for the majority of the cost of the Company’s memory module products and the Company passes changes in DRAM prices directly to its customers. As a result, the margin that the Company earns on sales of memory modules is independent of the changes in DRAM prices and revenues in the DRAM module market. Thus, the Company is much more significantly affected by the overall number of units of DRAM memory modules sold than its price.
        For example, consider a hypothetical DRAM memory module which contains 18 DRAM chips priced at $5 per chip. The Company might charge a customer $110 for this memory module (18 DRAM chips multiplied by $5 plus a margin of $20). If the price per DRAM chip declined to $3 per chip, the Company would likely charge a customer $74 for this memory module (18 DRAM chips multiplied by $3 plus a margin of $20). In this example, although the Company’s DRAM memory module revenue declines, its margin remains stable. Further, if the Company sold more memory module units period versus period, its results would improve, regardless of the change in DRAM prices or DRAM memory module revenues, because the Company would generate consistent margin on a larger number of memory module units.
        In light of the foregoing, the Company respectfully submits that the disclosure requested above would not be helpful to an investor.

Embedded Computing and TFT-LCD Markets, page 46
26.	We note your disclosure with respect to your beliefs as to the growth of the embedded computing market. Please disclose the basis for your beliefs. If you are relying on industry data or reports, please so indicate and provide us with such data or reports in accordance with our comment above.
        At the time of the initial filing of the Registration Statement, the Company’s belief as to the growth of the embedded computing market was based on its extensive participation in and analysis of such market. The Company’s belief is bolstered by publicly-available excerpts of the following industry analyst reports: (1) in June 2005, Electronic Trend Publications forecasted that the merchant market for board level embedded computer products should grow from $3.8 billion in 2004 to $5.5 billion in 2009, (2) in April 2005, Venture Development Corporation projected that the global market for merchant embedded boards would grow from $3.7 billion in 2004 to $4.6 billion in 2008 and (3) in April 2005, BCC Research Group projected that the embedded board market would grow from $3.7 billion in 2004 to $6.0 billion in 2009. Please note, the analysts’ references to the “merchant market” is to that portion of the market for embedded computing products that is served by third party suppliers like the Company, i.e., it excludes market participants that are vertically integrated and meet their own needs for embedded computing products.
        The Company did not cite these analysts in the Registration Statement because, although their analyses are consistent with the Company’s, the Company does not have a subscription to any of the analysts’ full report. The Company adopted Electronic Trend Publications projections as its own because it was the most recent in time and represented the median of the analysts projections. Subsequently, the Company obtained Venture Development Corporation’s report and has revised its disclosure to reflect Venture Development Corporation’s projections. The Company is citing Venture Development Corporation because in its and its advisors’ opinion it is the most widely recognized authority among the analysts referenced above. The Company has provided the cited industry report in Exhibit A hereto and confirms that Venture Development Corporation has consented to the Company’s use of its name and that its report was not commissioned by the Company or any of its affiliates or prepared specifically for the Company’s use.
Our Competitive Strengths, page 47
27.	Please balance the disclosure by adding a section that discusses your competitive weaknesses.
        In response to this Comment No. 27, the Company has revised its disclosure by adding a section captioned, “Competitive Challenges.”
Our Products and Services, page 49
28.	Please clarify the references to technical terms, such as a “blade server” and “244 pins.”

The Company has revised its disclosure as requested.

Product-Related Logistics and Services, page 53
29.	Please indicate the portion of your net sales that are derived from your sales of logistics and service offerings and whether you experience materially different margins on your sales of logistics and service offerings as compared to your subsystem sales. If your procurement services result in the sale of a material amount of third-party subsystems, please disclose.
        The Company advises the Staff that net sales of logistics and service offerings were approximately 6.4%, 2.0% and 0.6% of total net sales for fiscal 2005, 2004 and 2003, respectively. Currently, the Company does not believe that such service revenues will materially increase in fiscal 2006 or subsequent periods. Given the historical lack of materiality of its logistics and service offerings, the Company respectfully submits that additional disclosure is unwarranted; however, the Company will continue to monitor trends in sales of its logistics and service offerings and make appropriate disclosure as warranted. Further, the Company advises the Staff that it does not track gross margin related to sales of logistics and service offering and that its procurement services do not result in the sale of a material amount of third party subsystems.
Customers, page 54
30.	Please discuss, if applicable, the material terms of your agreements with Hewlett-Packard and Cisco Systems. Please either file those agreements as exhibits to your registration statement or provide us with your analysis as to why those agreements should not be filed.
        The Company respectfully refers the Staff to the sections of the Registration Statement captioned “Risk Factors—Risks Related to Our Business—Sales to a limited number of customers represent a significant portion of our net sales, and the loss of any key customer would materially harm our business” and “Business—Backlog.” As indicated in such disclosure, the Company has no firm, long-term volume commitments from any of its major customers and generally enters into individual purchase orders with its customers. Although the Company’s relationships with such customers are material, it does not believe that the terms of such agreements are material to the understanding of such relationships. In the case of Hewlett-Packard, such purchase orders are made under framework agreements. The Company draws the Staff’s attention to the framework agreements with Hewlett-Packard which have been filed as Exhibits 10.13, 10.14 and 10.15 to the Registration Statement. The Company advises the Staff that it has not entered into an analogous framework agreement with Cisco Systems.
Intellectual Property, page 56
31.	Please provide the duration and effect of all material patents.
        The Company advises the Staff that although it sought and obtained a relatively small number of patents to protect its proprietary technologies, it relies on non-disclosure agreements and trade secrets to a greater extent. Currently, given the status of the Company’s patent portfolio, it does not believe the additional disclosure would be helpful to an investor; however, the Company has added disclosure to indicate when its patents will expire and will continue to assess its patent portfolio and consider additional disclosure as appropriate.
Backlog, page 57
32.	Please provide the disclosures required by Item 101(c)(viii) of Regulation S-K.
        The Company respectfully submits that its existing disclosure is adequate and that additional disclosure would not be helpful to an investor. As the Company indicated in the sections of the Registration Statement captioned, “Risk Factors—Risks Related to Our Business—Sales to a limited number of customers represent a significant portion of our net sales, and the loss of any key customer would materially harm our business” and “Business—Backlog,” and in its response to Comment No. 30, the Company has no firm, long-term volume commitments from any of its major customers and it generally enters into individual purchase orders with its customers. Customer purchase orders may be cancelled and order volume levels can be changed, cancelled or delayed with limited or no penalties. The Company has experienced cancellations of orders and fluctuations in order levels from period to period and expects that it will continue to experience such cancellations and fluctuations in the future. In light of the foregoing, the Company respectfully submits that the amount of its backlog is not necessarily an accurate indication of its future sales and inclusion of the requested information may be potentially misleading to an investor.
Employment Arrangements, page 64
33.	Please discuss the material terms of the employment arrangements including performance and integration bonuses. The information presented in your summary compensation table should be reconcilable to your revised disclosure.

The Company has revised its disclosure as requested.
Indemnification and Insurance, page 64
34.	We note your disclosure that you are a Cayman Islands “exempted company.” Please clarify the reference to an “exempted company.”

The Company has revised its disclosure as requested.
Principal and Selling Shareholder, page 66
35.	Please include a column in your table indicating the number of shares to be offered by each selling shareholder.

The Company has revised its disclosure as requested.
36.	Please identify the natural person(s) with voting or investment control over the shares held by Shah Capital Partners, L.P.

The Company has revised its disclosure as requested.

37.	Tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker dealer. If a selling shareholder is a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale. If a selling shareholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale unless the selling shareholder is able to make the following representations in the prospectus:
•	The selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

•	At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
        Please revise your disclosure accordingly.
        The Company has been advised that neither Modular, L.L.C. nor any of the investors in Modular, L.L.C. is a broker-dealer or an affiliate of a broker-dealer.
Shareholder’s Agreement, page 68
38.	Please disclose the directors that have been nominated by Modular L.L.C.

The Company has revised its disclosure as requested.

39.	We note from Section 2.04 of the Shareholder’s Agreement Modular’s rights with respect to your quorum requirements and with respect to their ability to appoint a majority of directors on any committee created by your board. Please disclose these and all other material aspects of the Shareholder’s Agreement.

The Company has revised its disclosure as requested.

40.	Include here and in the other appropriate locations in your prospectus that, without the approval of Modular, you may not make any share repurchases or any other acquisition of any securities of your company or any modifications to the scope of your business or any of your material customer relationships.

The Company has revised its disclosure as requested.

41.	Revise to more fully describe the restrictions on transfer of Modular’s shares contemplated by Article 3 of the Shareholder’s Agreement.
        The Company respectfully submits that additional disclosure related to restrictions on the ability of Modular, L.L.C. to transfer securities of the Company would not be helpful to an investor. The restrictions contemplated by sections 3.01 and 3.02 of the Shareholder’s Agreement largely relate to statutory and regulatory restrictions on the transfer of securities that would exist absent any contractual restrictions. Although on its face the restriction provided in Section 3.03 of the Shareholder’s Agreement would indicate that Modular, L.L.C. must obtain the Company’s written consent to transfer securities of the Company, the Company draws the

Staff’s attention to Section 3.04 of the Shareholder’s Agreement that provides that Modular, L.L.C. may transfer securities to “Permitted Transferees,” which are defined as any person designated as such by Modular, L.L.C. In light of the foregoing, the Company has deleted the disclosure related to contractual restrictions on Modular, L.L.C.’s ability to transfer securities of the Company from the section of the Registration Statement captioned “Certain Relationships and Related Party Transactions—Shareholder’s Agreement.”
Advisory Agreements with Texas Pacific Group, Francisco Partners and Shah Capital Partners, page 69
42.	Please clarify which obligations under the advisory agreements will be terminated.

The Company has revised its disclosure as requested.
Description of Share Capital, page 74
Changes in Share Capital, page 75
43.	Please clarify whether the actions described in this section would require approval by your shareholders.

The Company has revised its disclosure as requested.
Differences in Corporate Law, page 75
44.	Please provide a more complete comparison of all material differences between shareholder rights and protections that are available under Cayman Islands law and typical U.S.; i.e. Delaware, law. We suggest that this disclosure be presented in tabular form.
        A comparison of the provisions of Cayman Islands and Delaware law as they relate to the protection of shareholder rights is attached hereto as Exhibit B. The Company respectfully submits that such provisions of Caymans and Delaware law are substantially similar, the Company’s disclosure is consistent with that of other registrants incorporated under the laws of the Cayman Islands and that additional disclosure would not be helpful to an investor.
Shares Eligible for Future Sale, page 78
45.	Please disclose the restrictions on the transfer of Modular’s shares.
        The Company has revised its disclosure to identify Modular, L.L.C. as an “affiliate” of the Company, as such term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended. This addition clarifies that the restrictions related to transfers of shares by “affiliates” described in detail in the section of the Registration Statement captioned, “Shares Eligible for Future Sale” are applicable to Modular, L.L.C. Further, the Company refers the Staff to its response to Comment No. 41. Based on the foregoing, the Company respectfully submits that additional disclosure would not be meaningful to a potential investor.

46.	Please include a table quantifying the portion of the restricted securities that will be subject to the volume and other restrictions of Rule 144 after the completion of your offering and the date(s) that those securities will be eligible for resale, the number of restricted securities that will be eligible for resale under Rule 144(k) after the completion of the offering and the date(s) that those securities will be eligible for resale, and the number of restricted securities, if any, that will be eligible for resale under Rule 701 after the completion of the offering and the date(s) that those securities will be eligible for resale, in all cases taking into account the impact of the holding periods required under the lockup agreements.
        The Company has revised its disclosure as requested to add a table which summarizes the restricted securities subject to Rule 144 and 701 and the dates on which such securities will be available for resale. Given that as of October 31, 2005 only 114,845 of the Company’s 49,089,850 ordinary shares outstanding were held by non-affiliates and that such shares were acquired from the Company on various dates, the Company respectfully submits that the narrative disclosure regarding the eligibility for resale of such shares under Rule 144(k) is an appropriate substitute for what would otherwise be highly complicated and not material tabular disclosure.
47.	Please disclose the number of your outstanding ordinary shares that are subject to registration rights or that the company has otherwise agreed to register for resale under the Securities Act. Also indicate these numbers under your risk factor titled “Future sales of shares could depress our share price.”

The Company has revised its disclosure as requested.
Certain Cayman Islands Tax Considerations, page 82
48.	Please revise your heading and the substance of your discussion to indicate that you have disclosed all “material” Cayman Islands tax considerations.

The Company has revised its disclosure as requested.
Underwriting, page 83
49.	Please describe to us the procedures for the electronic offer, sale and distribution of the shares and identify the underwriters who may engage in such a distribution. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:
•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.
Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.
        The Company advises the Staff that the underwriters are currently evaluating their procedures and arrangements regarding electronic offers and distributions in light of the SEC’s securities reform initiative effective December 1, 2005. As a result, the Company will respond to this Comment No. 49 supplementally or in connection with a subsequent amendment to the Registration Statement.
50.	We note your disclosure in the second to last paragraph. Please disclose whether U.S. investors will be required to pay the referred stamp taxes or other charges, and if so, the amount of such stamp taxes and charges.
        The Company has been advised that stamp tax is payable in certain non-U.S. jurisdictions if documentation relating to the purchase of securities, such as a subscription agreement, or evidencing a security is executed or otherwise brought in such jurisdiction. The underwriting agreement relating to the sale of the ordinary shares contemplated by the Registration Statement will be executed in the United States and the ordinary shares issued in connection with the offering will be uncertificated. Accordingly, the Company does not consider the above referenced disclosure to be material and has deleted it.
Financial Statements
Consolidated and Combined Statements of Business/Shareholder’s Equity and Other Comprehensive Income (Loss), page F-5
51.	Revise to include a note which discusses the facts and circumstances surrounding the net return of capital to Solectron Corporation.

The Company has revised its disclosure as requested.
Consolidated and Combined Statements of Cash Flows, page F-6
52.	Please revise your activity within the financing section to reflect the proceeds from issuance of debt and repayments of debt on a gross basis on your consolidated and combined statements of cash flows. Refer to the guidance in paragraph 13 of SFAS 95.

        The Company respectfully submits that it is impractical to revise its statements of cash flows as its relates to its revolving line of credit activity given the volume of daily net drawings/repayments on the revolving line of credit for the periods presented.
Note 1 — Summary of Significant Accounting Policies, page F-7
53.	It should be clear to investors if the successor entity has adopted the significant accounting policies of the predecessor. To the extent the successor entity’s accounting policies has changed, those changes should be discussed in detail and highlighted as adopted by the successor. Please revise your filing accordingly.
        The Company has revised its disclosure to clarify that the significant accounting policies described in note 1(a), 1(c) and 1(u) are applicable to the Successor Business only and, except as otherwise indicated, the significant accounting policies described in note 1(b), notes 1(d) through 1(t) and note 1(v) are the same in all material respects for the Successor Business and the Predecessor Business. The accounting policies adopted by the Successor Business and described in notes 1(b), 1(n) and 1(q) are different from those of the Predecessor Business and the Company respectfully submits that the changes in such policies have been described in adequate detail. Further, the Company respectfully submits that it is clear from the subject matter that the policies described in notes 1(a), 1(c) and 1(u) are applicable to the Successor Business only and that additional disclosure would not be meaningful to an investor.
(b) Basis of Presentation, page F-7
54.	We note your disclosure that the financial statements prior to the acquisition may not necessarily reflect the operations of SMART Modular had it been operated as a separate, stand-alone entity. In this regard, disclose, where practical, management’s estimate of what the expenses would have been on a stand alone basis for each year for which an income statement is required when such basis produced materially different results.

The Company respectfully refers the Staff to its response to Comment No. 16.
(c) Acquisition of Businesses, page F-8
55.	You disclose in footnote 1(a) that you acquired the predecessor business in a series of simultaneous transactions which has been accounted for as a purchase. In this regard, please disclose the nature of the transactions that lead to the acquisition of SMART Modular and the purchase price paid by you. Include in your disclosure how the acquisition was funded.
        The Company advises the Staff that the Predecessor Business was acquired pursuant to the Transaction Agreement (the “Transaction Agreement”), dated as of February 11, 2004 by and among SMART Modular Technologies (WWH), Inc. formerly known as Modular (Cayman), Inc., (for the purposes of the response to this Comment No. 55, “CayCo Buyer”), SMART Modular Technologies (Foreign Holdings), Inc. formerly known as Modular, Inc., a Delaware corporation and indirect, wholly-owned subsidiary of CayCo Buyer (“USCo Buyer”, and together with CayCo Buyer, “Buyers”), Modular Merger Corporation, a California corporation and a wholly-owned subsidiary of USCo Buyer (“Merger Subsidiary”), Solectron Corporation

(for the purposes of the response to this Comment No. 55, “Parent”), Solectron Global Holdings, L.P., a limited partnership organized under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Parent (“Parent GH”), Modular Brasil Participacoes Ltda. formerly known as Solectron Serviços E Manufactura Do Brasil Ltda., a limited liability company (sociedade por quotas de responsabilidade limitada) organized under the laws of the Federative Republic of Brazil and an indirect wholly-owned subsidiary of Parent (“Parent Brazil”), and SMART Modular Technologies, Inc., a California corporation and a wholly-owned subsidiary of Parent (the “Company”).
        Prior to the Acquisition, Parent owned all of the outstanding capital stock of the Company, Parent GH owned all of the outstanding capital stock of SMART Modular Technologies (Puerto Rico) Inc., a corporation organized under the laws of the Cayman Islands (“Company PR”), the Company owned approximately 99% of the outstanding capital stock of SMART Modular Technologies Sdn. Bhd., a corporation organized under the laws of Malaysia (for the purposes of the response to this Comment No. 55, “Company Malaysia”), Parent Brazil owned or leased all of the property and assets used or held for use in connection with the conduct of Parent’s business operations at Parent’s Guarulhos, São Paulo, Brazil facility (the “Brazilian Operations,” later organized as SMART Modular Technologies Industria de Componentes Eletronicos Ltda., a limited liability company (sociedade por quotas de responsabilidade limitada) organized under the laws of the Federative Republic of Brazil, and immediately prior to the transfer of all of its outstanding capital stock, a wholly owned subsidiary of Parent Brazil, “Brazil NewCo”).
        Pursuant to the Transaction Agreement, (i) USCo Buyer, Merger Subsidiary and the Company entered into a business combination transaction pursuant to which, at the closing of the Acquisition (the “Closing”), Merger Subsidiary merged with and into the Company (the “Merger”), all issued and outstanding shares of capital stock of the Company were cancelled with the Company surviving the Merger as a wholly-owned subsidiary of USCo Buyer, (ii) Parent caused Parent GH to sell to CayCo Buyer, and CayCo Buyer purchased from Parent GH, at the Closing, all of the outstanding capital stock of Company PR, (iii) Parent caused the Company to sell to CayCo Buyer, and CayCo Buyer purchased from the Company, at the Closing, all of the outstanding capital stock of Company Malaysia owned by the Company, (iv) Parent caused Parent Brazil to sell to CayCo Buyer, and CayCo Buyer purchased from Parent Brazil, at the Closing, effective economic ownership of the Brazilian Operations, and (v) at the date provided for in the Transaction Agreement, Parent caused Parent Brazil to sell to CayCo Buyer and CayCo Buyer purchased from Parent Brazil all of the outstanding capital stock of Brazil NewCo.
        Given the foregoing, the Company respectfully submits that the existing disclosure is adequate and that additional disclosure would be confusing to an investor. The Company has revised its disclosure to disclose the purchase price paid by it in the Acquisition and how the purchase price was funded.
56.	The disclosure provided regarding the acquisition of Estecom indicates that the former owners may be entitled to additional purchase price payments of up to $1.1 million. Revise to include the accounting treatment for the additional payments if the milestones and profit criteria are achieved by Estecom. Refer to paragraph 51(f) of SFAS 141.

        The Company has revised its disclosure as requested.
(f) Revenue Recognition, page F-9
57.	You state on page 32 that product revenues are derived from the sale of value added subsystems, primarily memory modules and cards. You further state such revenue is recognized upon delivery or when services have been rendered. It is unclear from your disclosure on page F-9 what type of post shipment obligations or acceptance provisions you may have and how you account for such obligations. Revise this footnote to clarify for the reader the nature of your product sales and service revenue, and the existence of any type of post shipment obligations such as logistics services offerings.

The Company has revised its disclosure as requested.
58.	You state that you conducted business with selected customers whereby you recognize fees in the capacity of serving as an agent. Revise this note to discuss the significant terms of these arrangements with these customers and the services you provide in return for fees. Also, disclose in detail your basis for reporting these revenues on a net basis.

The Company has revised its disclosure as requested.
(i) Inventories, page F-9
59.	You state that the portion of slow moving inventory not expected to be sold within one year from the balance sheet date is classified as non-current inventory and included in other non-current assets. At August 31, 2005, non-current inventory amounted to $4.4 million as disclosed in note 3. Please respond to the following:
•	The type of inventory that you have included in non-current inventory

•	Describe in detail the methodology used by management to evaluate your inventory for obsolescence including such factors as:
•	the time lines or horizons that you look to when assessing excess inventory;

•	how you consider the impact of advancements in technology; and

•	how you consider current customer demand for your systems.
        We may have further comment based on your response.
        The Company advises the Staff that at August 31, 2005, non-current inventory consisted of flash integrated circuits. The Company considers a number of factors when evaluating inventory for obsolescence; however the primary factors it evaluates are (1) the nature of the part (i.e., whether the part has characteristics that are specific to a particular customer) and (2) expected demand for the part. With respect to the non-current inventory in question, the parts pertain to a particular program for a specific customer. In evaluating potential obsolescence for this part, the Company considered the overall expected demand for the part based on actual part demand history as well as forecasted demand. As a result of this assessment, the Company concluded that $4.4 million of its flash integrated circuits would not be consumed within one year of August 31, 2005.
Note 2- Related Party Information, page F-16
Predecessor Business, page F-16
60.	Revise to include a description of the transactions with Solectron and its affiliates for each of the periods for which income statements are presented and such other information deemed necessary to gain an understanding of the effects of the transactions on the financial statements. Tell us and disclose if there were any financing arrangements with Solectron. Refer to paragraph 2 of SFAS 57.
        The Company has revised its disclosure as requested. The Company refers the Staff to its revised disclosure and supplementally advises the Staff that it made certain advances to Solectron. Interest income in fiscal 2003 pertains to such advances. No interest was charged to Solectron in fiscal 2004.
Note 17- Subsidiary Guarantors, page F-31
61.	We note from page F-21 that the Senior Secured Floating Rate Notes or 144A Notes are jointly and severally guaranteed on a senior basis by all of the restricted subsidiaries. On page F-40 you define restricted subsidiaries as all subsidiaries except for Estecom and SMART Modular Technologies (Deutschland). In this regard, if our understanding is correct, clarify to us your basis for determining that the operations of these two subsidiaries are minor and therefore separate combined financial statements of the subsidiary guarantors and non-guarantors under Rule 3-10 of Regulation S-X would not be required.
        The Company confirms that the operations of Estecom and SMART Modular Technologies (Deutschland) are minor and therefore separate combined financial statements of the subsidiary guarantors and non-guarantors are not required under Rule 3-10 of Regulation S-X. Estecom’s total assets and total net sales represented approximately 1.7% and 1.0% of the Company’s total consolidated assets and net sales as of and for the year ended August 31, 2005, respectively. SMART Modular Technologies (Deutschland) was a dormant entity in all material respects during all periods presented.
Financial Statements of SMART Modular Technologies Sdn. Bhd.
Independent Auditor’s Report, page F-32
62.	We note that the financial statements of Smart Modular Technologies Sdn. Bhd. have been audited by KPMG (Malaysia) and have been included in your Form S-1 pursuant to Rule 3-16 of Regulation S-X. We further note that KPMG (Malaysia) is not registered with the PCAOB. Confirm to us that KPMG (Malaysia) did not perform “material services” as defined in Rule 1001 in connection with the consolidated audit of the

Company and its subsidiaries for the fiscal year ended August 31, 2005. In addition, confirm to us that SMART Modular Technologies Sdn. Bhd. does not meet the 20% criteria as discussed in note 3 to Rule 1001 as of the beginning of its fiscal year 2005.
        The Company confirms that KPMG (Malaysia) did not perform “material services” as defined in Note 1 to Rule 1001 of the Public Company Accounting Oversight Board’s (the “PCAOB”) Bylaws and Rules in connection with the consolidated audit of the Company and its subsidiaries for the fiscal year ended August 31, 2005. KPMG Singapore, a PCAOB registered firm, audited the financial statements of the Company’s Malaysian operations prepared in accordance with U.S. GAAP and included in the Company’s consolidated financial statements for the year ended August 31, 2005. KPMG (Malaysia) played no role in the audit of such financial statements.
        The Company refers the Staff to footnote 5 in the schedule to section VI.A of the minutes of the AICPA SEC Regulations Committee – Joint Meeting with SEC Staff of June 15, 2004, as amended June 17, 2005. As indicated by such guidance, a non-issuer entity whose financial statements are filed to satisfy S-X Rule 3-16 need not be audited by a firm registered with the PCAOB if the “substantial role” test is not met. SMART Modular Technologies Sdn. Bhd. is not issuing securities pursuant to the Registration Statement and as discussed above, the Company confirms that KPMG (Malaysia) does not “play a substantial role,” as that term is defined in Rule 1001, in the preparation or furnishing of the audit report of the issuer, i.e., the Company. The Company respectfully submits that it is in compliance with the PCAOB rules regarding auditor registration.
Part II
Item 13. Other Expenses of Issuance and Distribution, page II-1
63.	Please indicate the portion of any of the expenses that will be borne by the selling shareholders.

The Company has revised its disclosure as requested.
64.	Please add a line item and include amounts if you paid any premium for directors and officers’ insurance obtained in connection with your offering. Refer to the Instructions to Item 511 of Regulation S-K.
        The Company advises the Staff that although it has obtained directors and officers’ insurance in the ordinary course of business, it has not obtained any such policy, nor paid any additional premium, specifically in connection with the offering of its ordinary shares contemplated by the Registration Statement.
Item 15. Recent Sales of Unregistered Securities, page II-2
65.	We note that you sold shares to “sophisticated investors,” “optionees” and “certain initial purchasers.” Please either name the persons to whom your securities were sold or be more specific as to your identification of the class of persons to whom your securities were sold.

        The Company has revised its disclosure as requested.
Item 16. Exhibits and Financial Statement Schedules, page II-4
66.	Please file tax opinions with respect to the matters addressed under “Material United States Federal Income Tax Considerations” and “Certain Cayman Islands Tax Considerations.”
        The tax opinions referred to above will be filed as exhibits to the Registration Statement by subsequent amendment.
Exhibit 2.1
67.	We note that the transaction agreement has not been signed by the entities affiliated with Modular. Please file an agreement that contains the signatures of all of the parties thereto.

The Company has refiled Exhibit 2.1 as requested.
        Thank you very much for your prompt attention to this filing. If you have, or any other member of the Staff has, any further questions or comments concerning the foregoing responses or the Amendment, please contact Alan Denenberg at (650) 752-2004 or Michael Nordtvedt at (650) 752-2043.

Yours very truly,

/s/ Jack A. Pacheco
Vice President
and Chief Financial Officer

cc:	Alan Denenberg Michael Nordtvedt Davis Polk & Wardwell William Brentani Simpson Thacher & Bartlett LLP Neil Miotto Padraic S. Kelly KPMG LLP